Exhibit 99.2

NEITHER THIS SECURITY NOR THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE OR UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SECURITIES ARE RESTRICTED AND MAY NOT BE OFFERED, RESOLD, PLEDGED OR TRANSFERRED EXCEPT AS PERMITTED UNDER THE ACT PURSUANT TO REGISTRATION OR EXEMPTION OR SAFE HARBOR THEREFROM.

ISSUE DATE: ______________, 2024
PRINCIPAL AMOUNT: US$13,400,000

TROOPS, INC.

CONVERTIBLE PROMISSORY NOTE

THIS Note is a duly authorized issuance of a promissory note (the “Note”) in the amount of US$13,400,000 of TROOPS, Inc., a company incorporated under the laws of Cayman Islands, having its registered office at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands (the “Company”).

FOR VALUE RECEIVED, the Company promises to pay to LIANTENG LIMITED, a corporation duly organized and existing under the laws of British Virgin Islands with Company Number 2064323 and registered office at OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands, who is the registered holder hereof (the “Holder”), the principal sum of 13,400,000 US Dollars (US$13,400,000) on ________________, 2029 (the “Maturity Date”). The principal of this Note is payable in United States dollars, at the address last appearing on the Company’s note register of the Company as designated in writing by the Holder. The Company will pay the outstanding principal amount of this Note in cash on the Maturity Date to the Holder or its permitted assigns. The forwarding of such wire transfer shall constitute a payment hereunder and shall satisfy and discharge the liability for principal on this Note to the extent of the sum represented by such check or wire transfer plus any amounts so deducted. This Note is issued in connection with the certain sale and purchase agreement dated May 9, 2024 between the Company and the Holder (the “Sale and Purchase Agreement”).

This Note is subject to the following additional provisions:

1.              Certain Definitions. For purposes of this Agreement:

(a)            “Affiliate” means, with respect to any Person, any other Person that directly or indirectly controls, is controlled by, or is under common control with, such Person, it being understood for purposes of this definition that “control” of a Person means the power directly or indirectly either to vote 10% or more of the Ordinary Shares having ordinary voting power for the election of directors of such Person or direct or cause the direction of the management and policies of such Person whether by contract or otherwise.

(b)            “Attribution Parties” means , collectively, the following Persons and entities: (i) any investment vehicle, including, any funds, feeder funds or managed accounts, currently, or from time to time after the Issuance Date, directly or indirectly managed or advised by the Holder’s investment manager or any of its Affiliates or principals, (ii) any direct or indirect Affiliates of the Holder or any of the foregoing, (iii) any Person acting or who could be deemed to be acting as a Group together with the Holder or any of the foregoing and (iv) any other Persons whose beneficial ownership of the Company’s Ordinary Shares would or could be aggregated with the Holder’s and the other Attribution Parties for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder. For clarity, the purpose of the foregoing is to subject collectively the Holder and all other Attribution Parties to the Maximum Percentage.

(c)            “Current Market Price” means the Trading Price on the latest complete Trading Day prior to the Conversion Date.

(d)            “LOI” means the Letter of Intent dated January 24, 2024 entered into between the Company and the Holder.

(e)            “Trading Price” means, for any security as of any date, the closing price of such security on the principal securities exchange or trading market where such security is listed or traded. If the Trading Price cannot be calculated for such security on such date in the manner provided above, the Trading Price shall be the fair market value as mutually determined by the Borrower and the Holder.

(f)            “Trading Day” shall mean any day on which the Ordinary Share is tradable for any period on the principal securities exchange or other securities market on which the Ordinary Share is then being traded.

2.              Exchange of Note. The Note is exchangeable for an equal aggregate principal amount of note of different authorized denominations, each containing identical terms as this Note (except for the principal amounts thereof) as requested by the Holder surrendering the same. No service charge will be made for such registration or transfer or exchange. This Note may be repaid at any time without any prepayment penalty.

3.              Conversion Right. Subject to the provisions of clause 4 below, the Holder of this Note is entitled any time prior to the 5th year anniversary of the Issue Date to convert (the “Conversion”):

(a)            the complete principal amount of this Note into the Company’s ordinary shares, par value $0.004 per share (the “Ordinary Shares”) at the Trading Price on the latest complete Trading Day prior to the date of the LOI multiplied by eighty percent (80%) (“Option A Conversion Price”); or

(b)            a portion of the non-converted principal amount of this Note into the Company’s Ordinary Shares at the Current Market Price multiplied by eighty (80%) (“Option B Conversion Price”, and together with Option A Conversion Price, the “Conversion Price”).

4.             Limitations on Conversions.

a.             the Current Market Price at the time of Conversion shall be not less than $1 per Ordinary Share (the “Floor Price”). Should the Current Market Price at the time of Conversion be less than the Floor Price, the Conversion shall be effected at the Floor Price; and

b.            The Company shall not effect the conversion of any portion of this Note, and the Holder shall not have the right to convert any portion of this Note pursuant to the terms and conditions of this Note and any such conversion shall be null and void and treated as if never made, to the extent that after giving effect to the Conversion, the Holder together with other Attribution Parties collectively would beneficially own equal to or in excess of twenty percent (20%) (the “Maximum Percentage”) of the Ordinary Shares outstanding immediately after giving effect to such conversion.

For purposes of the foregoing sentence, the aggregate number of Ordinary Shares beneficially owned by the Holder and other Attribution Parties shall include the number of Ordinary Shares held by the Holder and all other Attribution Parties plus the number of Ordinary shares issuable upon conversion of this Note with respect to which the determination of such sentence is being made, but shall exclude Ordinary Shares which would be issuable upon (A) conversion of the remaining, non-converted portion of this Note beneficially owned by the Holder or any of the other Attribution Parties and (B) exercise or conversion of the unexercised or non-converted portion of any other securities of the Company (including, without limitation, any convertible notes or convertible preferred shares or warrants, beneficially owned by the Holder or any other Attribution Party subject to a limitation on conversion or exercise analogous to the limitation contained in this Clause 4(b). For purposes of this Clause 4(b), beneficial ownership shall be calculated in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder. For purposes of determining the number of outstanding Ordinary Shares the Holder may acquire upon the conversion of this Note without exceeding the Maximum Percentage, the Holder may rely on the number of outstanding Ordinary Shares as reflected in (x) the Company’s most recent Annual Report on Form 10-K, Quarterly Report on Form 10-Q, Current Report on Form 8-K or other public filing with the SEC, as the case may be, (y) a more recent public announcement by the Company or (z) any other written notice by the Company or the Transfer Agent, if any, setting forth the number of Ordinary Shares outstanding (the “Reported Outstanding Share Number”). If the Company receives a Conversion Notice from the Holder at a time when the actual number of outstanding Ordinary Shares is less than the Reported Outstanding Share Number, the Company shall notify the Holder in writing of the number of Ordinary Shares then outstanding and, to the extent that such Conversion Notice would otherwise cause the Holder’s beneficial ownership, as determined pursuant to this Clause 4(b) to exceed the Maximum Percentage, the Holder must notify the Company of a reduced number of Ordinary Shares to be purchased pursuant to such Conversion Notice. For any reason at any time, upon the written (which may be an e-mail) or oral request of the Holder, the Company shall within one (1) Business Day confirm orally and in writing or by electronic mail to the Holder the number of Ordinary Shares then outstanding. In any case, the number of outstanding Ordinary Shares shall be determined after giving effect to the conversion or exercise of securities of the Company, including this Note, by the Holder and any other Attribution Party since the date as of which the Reported Outstanding Share Number was reported. In the event that the issuance of Ordinary Shares to the Holder upon conversion of this Note results in the Holder and the other Attribution Parties being deemed to beneficially own, in the aggregate, more than the Maximum Percentage of the number of outstanding Ordinary Shares (as determined under Section 13(d) of the 1934 Act), the number of shares so issued by which the Holder’s and the other Attribution Parties’ aggregate beneficial ownership exceeds the Maximum Percentage (the “Excess Shares”) shall be deemed null and void and shall be cancelled ab initio, and the Holder shall not have the power to vote or to transfer the excess shares. Upon delivery of a written notice to the Company, the Holder may from time to time increase (with such increase not effective until the sixty-first (61st) day after delivery of such notice) or decrease the Maximum Percentage to any other percentage not in excess of 19% as specified in such notice; provided that (i) any such increase in the Maximum Percentage will not be effective until the sixty-first (61st) day after such notice is delivered to the Company and (ii) any such increase or decrease will apply only to the Holder and the other Attribution Parties and not to any other holder of Notes that is not an Attribution Party of the Holder. For purposes of clarity, the Ordinary Shares issuable pursuant to the terms of this Note in excess of the Maximum Percentage shall not be deemed to be beneficially owned by the Holder for any purpose including for purposes of Section 13(d) or Rule 16a-1(a)(1) of the 1934 Act. No prior inability to convert this Note pursuant to this paragraph shall have any effect on the applicability of the provisions of this paragraph with respect to any subsequent determination of convertibility. The provisions of this paragraph shall be construed and implemented in a manner otherwise than in strict conformity with the terms of this Clause 4(b) to the extent necessary to correct this paragraph (or any portion of this paragraph) which may be defective or inconsistent with the intended beneficial ownership limitation contained in this Clause 4(b) or to make changes or supplements necessary or desirable to properly give effect to such limitation. The limitation contained in this paragraph may not be waived and shall apply to a successor holder of this Note

5.             Procedure for Conversion. Conversion shall be effectuated by surrendering the Note to the Company, accompanied by or preceded by email or other delivery to the Company, by email to the Company at ir@troops.co, of the form of conversion notice attached hereto as Exhibit A (the “Notice of Conversion”) executed by the Holder evidencing such Holder’s intention to convert all of the Note or a specified portion hereof. No fractional Ordinary Share or scrip representing fractions of Ordinary Shares will be issued on conversion, but the number of Ordinary Shares issuable shall be rounded to the nearest whole share. The date on which notice of conversion is given (the “Conversion Date”) shall be deemed to be the date on which the Holder emails the Notice of Conversion, duly executed, to the Company. Certificates representing Ordinary Shares upon conversion will be delivered within thirty (30) business days from the Conversion Date (“Delivery Date”).

6.             Delivery of Ordinary Shares. The Company shall endeavor to effect delivery of the Ordinary Shares pursuant to the terms of the Notice of Conversion, by close of business on the Delivery Date. If the Company fails to deliver such Ordinary Shares to the Holder by such time, and unless such failure is due to causes beyond the Company’s reasonable control or that of its Transfer Agent, the Holder will be entitled to revoke the relevant Notice of Conversion by delivering a notice to such effect to the Company, whereupon the Company and the Holder shall each be restored to their respective positions immediately prior to delivery of such Notice of Conversion.

7.             Alternative Delivery of Ordinary Shares. In lieu of delivering physical certificates representing the Ordinary Shares issuable upon conversion, provided the Company’s Transfer Agent is participating in the Depository Trust Company (“DTC”) Fast Automated Securities Transfer program, upon request of the Holder and its compliance with the provisions contained in this paragraph, so long as the certificates therefore do not bear a legend and the Holder thereof is not obligated to return such certificate for the placement of a legend thereon, the Company shall use its best efforts to cause its transfer agent to electronically transmit the Ordinary Share issuable upon conversion to the Holder by crediting the account of Holder’s Prime Broker with DTC through its Deposit Withdrawal Agent Commission system.

8.             Bankruptcy or Insolvency. The Holder of the Note shall be entitled to exercise its conversion privilege with respect to the Note notwithstanding the commencement of any case under 11 U.S.C. §101 et seq., or any other similar insolvency law applicable to and having jurisdiction over the Company (collectively, the “Bankruptcy Laws”). In the event the Company is a debtor under any Bankruptcy Laws, the Company hereby waives, to the fullest extent permitted, any rights to relief it may have under such Bankruptcy Laws in respect of the Holder’s conversion rights. The Company hereby waives, to the fullest extent legally permitted, any rights to relief it may have under the Bankruptcy Laws in respect of the conversion of the Note.

9.             Securities Act of 1933. This Note has been issued subject to investment representations of the Holder which are set forth in the Sale and Purchase Agreement and may be transferred or exchanged only in compliance with the Securities Act of 1933, as amended (the “Act”), and other applicable state and foreign securities laws. In the event of any proposed transfer of this Note, the Company may require, prior to issuance of a new Note in the name of such other person, that it receive reasonable transfer documentation including legal opinions that the issuance of the Note in such other name does not and will not cause a violation of the Act or any applicable state or foreign securities laws. Prior to due presentment for transfer of this Note, the Company and any agent of the Company may treat the person in whose name this Note is duly registered on the Company’s Note Register as the owner hereof for the purpose of receiving payment as herein provided and for all other purposes, whether or not this Note be overdue, and neither the Company nor any such agent shall be affected by notice to the contrary. The Holder of this Note, by acceptance hereof, agrees that this Note is being acquired for investment and that such Holder will not offer, sell or otherwise dispose of this Note or the Ordinary Share issuable upon conversion thereof except under circumstances which will not result in a violation of the Act or any applicable state Blue Sky or foreign laws or similar laws relating to the sale of securities.

10.            Governing Law. This Note shall be governed by and construed in accordance with the laws of the State of New York. Each of the parties consents to the jurisdiction of the state and federal courts sitting in the City of New York, Borough of Manhattan in connection with any dispute arising under this Note and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non coveniens, to the bringing of any such proceeding in such jurisdictions. Each of the parties hereby waives the right to a trial by jury in connection with any dispute arising under this Note.

11.            Events of Default. The following shall constitute an “Event of Default”:

a.             The Company shall default in the payment of principal on this Note and same shall continue for a period of fifteen (15) business days; or

b.             Any of the representations or warranties made by the Company herein, in any certificate or financial or other written statements heretofore or hereafter furnished by the Company in connection with the execution and delivery of this Note shall be false or misleading in any material respect at the time made; or

c.             The Company shall fail to perform or observe, in any material respect, any other covenant, term, provision, condition, agreement or obligation of any Note and such failure shall continue uncured for a period of fifteen (15) business days after written notice from the Holder of such failure; or

d.             The Company fails to authorize or to cause its Transfer Agent to issue the Ordinary Shares upon exercise by the Holder through a Notice of conversion in accordance with the terms of this Note, fails to transfer or to cause its Transfer Agent to transfer any certificate for Ordinary Shares issued to the Holder upon conversion of this Note and when required by this Note, and such transfer is otherwise lawful, or fails to remove any restrictive legend on any certificate or fails to cause its Transfer Agent to remove such restricted legend, in each case where such removal is lawful, as and when required by this Note, and any such failure shall continue uncured for fifteen (15) business days; or

e.             The Company shall (1) make an assignment for the benefit of creditors or commence proceedings for its dissolution; or (2) apply for or consent to the appointment of a trustee, liquidator or receiver for its or for a substantial part of its property or business; or

f.             A trustee, liquidator or receiver shall be appointed for the Company or for a substantial part of its property or business without its consent and shall not be discharged within sixty (60) days after such appointment; or

g.             Any governmental agency or any court of competent jurisdiction at the instance of any governmental agency shall assume custody or control of the whole or any substantial portion of the properties or assets of the Company and shall not be dismissed within sixty (60) days thereafter; or

h.             Any money judgment, writ or warrant of attachment, or similar process in excess of Fifty Thousand (US$50,000) US Dollars in the aggregate shall be entered or filed against the Company or any of its properties or other assets and shall remain unpaid, unvacated, unbonded or unstayed for a period of thirty (30) days or in any event later than five (5) business days prior to the date of any proposed sale thereunder; or

i.              Bankruptcy, reorganization, insolvency or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against the Company and, if instituted against the Company, shall not be dismissed within sixty (60) days after such institution or the Company shall by any action or answer approve of, consent to, or acquiesce in any such proceedings or admit the material allegations of, or default in answering a petition filed in any such proceeding; or

j.              The Company shall have its Ordinary Shares suspended or delisted from an exchange from trading for in excess of fifteen (15) trading days; then, or at any time thereafter, and in each and every such case, unless such Event of Default shall have been waived in writing by the Holder (which waiver shall not be deemed to be a waiver of any subsequent default) at the option of the Holder and in the Holder’s sole discretion, the Holder may consider all obligations under this Note immediately due and payable within ten (10) business days of notice, without presentment, demand, protest or notice of any kinds, all of which are hereby expressly waived, anything herein or in any note or other instruments contained to the contrary notwithstanding, and the Holder may immediately enforce any and all of the Holder’s rights and remedies provided herein or any other rights or remedies afforded by law.

12.            No Right to Dividends. Nothing contained in this Note shall be construed as conferring upon the Holder the right to vote or to receive dividends or to consent or receive notice as a shareholder in respect of any meeting of shareholders or any rights whatsoever as a shareholder of the Company, unless and to the extent converted in accordance with the terms hereof.

IN WITNESS WHEREOF, the Company has caused this instrument to be duly executed by an officer thereunto duly authorized.

Dated:_____________, 2024

TROOPS, Inc.

By:
Name:
Title:

EXHIBIT A - NOTICE OF CONVERSION

The undersigned hereby elects to convert principal under the Note issued on ___________, 2024 of TROOPS, Inc., a corporation duly organized and existing under the laws of Cayman Islands with Company Number 191444 and registered office at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands (the “Company”), into ordinary shares, par value $0.004 per share (“Ordinary Shares”), of the Company according to the conditions hereof, as of the date written below. If Ordinary Shares are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer taxes payable with respect thereto and is delivering herewith such certificates and opinions as reasonably requested by the Company in accordance therewith. No fee will be charged to the holder for any conversion, except for such transfer taxes, if any.

By the delivery of this Notice of Conversion the undersigned represents and warrants to the Company that its ownership of the Ordinary Share does not exceed the amounts specified under Section 12 of this Note, as determined in accordance with Section 13(d) of the Exchange Act.

Date to Effect Conversion:
Amount to be Converted:
Signature:
Name:
Ordinary Shares to be issued to:
Address for Delivery of Ordinary Share:

Certificates:

DWAC Instructions:
Broker No:
Account No: